  EXHIBIT 99.1

September 16, 2019	News Release 19-14

Pretivm Repurchases 100% of Gold Offtake Agreement; Exploration Update

Vancouver, British Columbia, September 16, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) has reached an agreement (the “Offtake Repurchase Agreement”) to repurchase 100% of its gold offtake (the “Offtake Agreement”), on September 30, 2019. With the repurchase of the Offtake Agreement, all components of the 2015 construction financing package will be extinguished.

“Brucejack’s robust cash flow has enabled us to pay down the construction financing package quickly.  In 2018, the first year after the start of commercial production, we repurchased 100% of the precious metals stream for $237 million and refinanced the construction credit facility with a $480 million bank debt facility.  Now, we are repurchasing 100% of the offtake agreement for roughly $80 million.  With the construction financing package cleaned up, we have set our sights on paying off the bank debt facility as rapidly as possible,” said Joseph Ovsenek, President and CEO of Pretivm.

Repurchase of Offtake Agreement

The Offtake Agreement, dated September 15, 2015, was entered into by Pretivm as part of the construction financing package for the Brucejack Mine. The Offtake Agreement applied to sales from the first 7,067,000 ounces of refined gold, which were to be sold to the offtake purchasers, in each case, at a price based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. Pursuant to the terms of the Offtake Agreement, Pretivm had the option to reduce its offtake obligation on December 31, 2019 to 25% in exchange for a payment equal to US$13 per ounce of refined gold for 75% of the ounces of refined gold remaining to be delivered under the agreement. Under the terms of the Offtake Repurchase Agreement, Pretivm will eliminate 100% of the offtake obligation.

Under the Offtake Repurchase Agreement, the Offtake Agreement and Pretivm’s obligations thereunder will terminate on September 30, 2019. In exchange, Pretivm will pay the offtake purchasers, Triple Flag Mining Finance Bermuda Ltd. and Osisko Bermuda Limited, an aggregate amount of approximately US$80 million, representing US$13 per ounce for 100% of the refined gold remaining to be delivered under the Offtake Agreement. The purchase price will be paid in two tranches, with approximately US$60 million payable on September 30, 2019 and approximately US$20 million payable in the fourth quarter.

Exploration Drilling for Porphyry Source

Results from 2019 deep underground exploration drilling at Brucejack continue to confirm potential for a porphyry deposit at depth.

A deep hole with a length of 1,677 meters was drilled northeast under the Valley of the Kings deposit, following up on the underground exploration drilling completed earlier this year (see news release dated June 5, 2019). Hole VU-2019, drilled at a -85 degree angle from the 1130-meter level in the Valley of the Kings underground development, intersected two zones of anomalous copper and molybdenum mineralization at depth, indicative of porphyry-style mineralization and similar to that encountered during the 2018 deep exploration drilling (see news releases dated June 18, 2018 and June 5, 2019). The first intersection, between 1,130 meters to 1,330 meters down hole, corresponds to a zone of propylitic alteration with sporadic intersections of tourmaline, porphyry-style veinlets, and intermediate dikes. The second intersection, between 1,400 meters to 1,675 meters down hole, corresponds to a zone of variable phyllic, propylitic, and sodic-calcic alteration. Geological observations noted in VU-2019 indicate an increased proximity to porphyry-style mineralization compared to the previous deep drilling.

Based on a review of the results of Hole VU-2019 in conjunction with results from previous deep underground exploration drilling and geophysical data, a fourth drill hole was recently initiated to target the porphyry potential to the northwest of drill hole VU-2019.

An update will be provided following the receipt of assay results and further evaluation.

Extension of Brucejack-style Gold Mineralization

Hole VU-2019 intersected several zones of Brucejack-style veining and alteration from the collar to a depth of 980 meters down hole. Of particular note were two zones of mineralized carbonate stockwork that contained visible gold at 270 meters and 694 meters downhole, including 6.21 grams of gold per tonne intersected over 2.5 meters. (See Table 1 below for assays.)

The hole was drilled in an area uninformed by previous drilling, suggesting the potential extension of Brucejack-style mineralization at depth below the Brucejack Mine.

For a section view of the reported drilling see diagram below.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine exploration drilling and has reviewed and approved the scientific and technical information in this news release relating thereto.

Regional Grassroots Exploration

The 2019 regional grassroots exploration program is well underway on the Bowser Claims to the east of the Brucejack Mine with four drills turning. Two drills are targeting a volcanogenic massive sulphide (“VMS”) system at the A6 Zone, a third drill is targeting a VMS system at the Canoe Zone, and a fourth drill is targeting an intrusion related gold system at the Koopa Zone. Drilling earlier this summer also focused on the Tuck and Lilliane zones, both epithermal gold system targets. To date, approximately 15,300 meters have been drilled, with drilling expected to continue through the end of September.

At the A6 Zone, approximately 14 kilometers northeast of the Brucejack Mine, drilling is testing an area in the Iskut River Formation that hosts the same stratigraphy as the Eskay Creek Mine, with primitive pillow and massive basalt flows overlying mudstones overlying a rhyolite dome, which is up to 150 meters thick. The rhyolite is moderately to intensely sericite and sericite plus chlorite altered. Felsic volcaniclastics along the periphery of the dome are sericite altered, depleted in copper and enriched in sodium and barium.

Of assays received to date for the A6 Zone, hole BR-038 intersected high-grade silver plus copper mineralization within the overlying mudstones. (See Table 2 below for assays.)

Selected drill highlights from Hole BR-038 include:

●
1,010 grams per tonne silver and 0.28% copper over 1.5 meters, 153 meters downhole

●
2,890 grams per tonne silver and 1.81% copper over 1.5 meters, 187.5 meters downhole

Additional drilling and down hole geophysics are being undertaken to locate the core of the system and the associated polymetallic mineralization. Assay results will continue to be reported as they are received.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this news release relating thereto.

Table 1: Selected Exploration Drill Results, September 2019 (VU-2019)(1,2)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
VU-2019	-85/040	62.0	63.5	1.5	1.22	70.5
		208.5	210.0	1.5	1.87	6.0
		273.5	276.0	2.5	6.21	6.4	Visible Gold
		408.0	409.5	1.5	1.10	3.8
		436.5	438.0	1.5	5.66	81.3
		478.5	480.0	1.5	8.08	6.8
		498.0	499.5	1.5	1.26	2.8
		621.0	622.5	1.5	3.12	1.9
		693.0	694.5	1.5	0.42	0.51	Small flecks of visible gold in half core
(1)True thickness to be determined.
(2)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C., and North Vancouver, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. One in 20 samples was a blank control sample, one in 20 samples was a standard control sample, and one in 20 samples was a half-core field duplicate. Half HQ core was assayed and the remainder stored on-site. ALS Chemex is independent of Pretivm.

Table 2: Selected Grassroots Exploration Drill Results, September 2019 (BR-038)(1,2)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Cu %
BR-038	-50/090	153.0	154.5	1.5	0.01	1010	0.283
		187.5	189.0	1.5	0.95	2890	1.81
(1)True thickness to be determined.
(2)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C., and North Vancouver, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. Whole core (core not split) is being assayed as part of the underground infill drill program. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: the termination of the Company’s Offtake Agreement and its obligations thereunder, including the amounts payable in connection therewith and the effective date of termination; production and cost guidance and the Company’s expectations around achieving such guidance; our future operational and financial results, including estimated cash flows, and the timing thereof; the expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; payment of debt, operating and other obligations and requirements, including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and management and board of directors succession plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our agreements; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; general economic conditions; the inherent risk in the mining industry; significant governmental regulations, including environmental regulations; currency fluctuations, and such other risks, uncertainties and other factors as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and that no significant event will occur outside of our normal course of business; planned exploration and development activities and the costs and timing thereof; future prices of gold and silver and other metal prices; the accuracy of our Mineral Resources and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and process estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial and capital markets, and such other factors and assumptions as are identified in the other Pretivm Disclosure Documents. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this news release, they are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Reserve Expansion & Potential at Depth

PRETIVM

Valley of the Kings
Underground Development
Flow Dome Zone
W
E
1590 L
OPEN
OPEN
OPEN
2015 Drilling[3]
SU-657
9.0m @21.87 g/t Au
(Inc 0.5m @ 203 g/t Au
SU-666
2.05m @2,100 g/t Au
(Inc 0.5m @ 8,600 g/t Au
2019 Deep Hole Drilling[1]
VU-2019
2.5m @6.21 g/t Au)
VU-1787
1090
107.5m @5.56 g/t Au
(Inc 1.5m @185.5 g/t Au)
VU-820
2018
Deep Hole
Drilling[2]
4th 2019 Deep
Drill Hole
Planned to
the NW
VU-1785
Measured Resource[4]
Indicated Resource[4]
Inferred Resource[4]
Au (g/t)
0.5-1.0
1.0-5.0
5.0-20.0
>20.0
500 m

(1) 2019 Underground Exploration Drilling; see News Release dated Jun 5, 2019
(2) 2018 Underground Exploration Drilling; see News Release dated Jun 18, 2018
(3) 2015 Regional Drill program; see News Release dated Oct 8, 2015
(4) Outline of Measured, Indicated, and Inferred Mineral Resource, based on NI 43-101 Technical Report dated Apr 4, 2019